09046137

SEC Mail Processing
Section

MAY 01 2009

Washington, DC
110

FOSTER'S
GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Andrew Leyden Appointed Chief Information Officer"

Released: 14 April 2009

Pages: 2
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Dlw 5/18

SEC Mail Processing
Section

MAY 01 2009

Washington, DC
110

FOSTER'S
GROUP

14 April 2009

ANDREW LEYDEN APPOINTED CHIEF INFORMATION OFFICER

Foster's Group Limited (Foster's) today announced the appointment of Andrew Leyden to the newly created senior leadership role of Chief Information Officer, effective from today.

Andrew joined Foster's in February 2002, as Finance Director for the Beringer Blass Asia Pacific business, and has since held a number of senior finance and general management positions, including General Manager Asia and Global Finance Director for Foster's Wine Estates. Since September 2006, Andrew has been Global Director - Business Processes & Information Technology.

Prior to joining Foster's, Andrew held senior positions in finance and general management with Reckitt Benckiser in Asia, Eastern Europe and the UK and 7 years in retail in the UK with Somerfield and WH Smith.

"Over the last eight years, Andrew has brought a strong business process focus to his varied roles", Foster's CEO, Ian Johnston said. "His understanding of Foster's business ensures Andrew is the right choice to deliver on our information and technology plans."

Andrew was educated at the University of Central Lancashire in the UK, holds a Bachelor of Arts (Honours) degree in Business & Accountancy and is a Fellow of the Association of Chartered Certified Accountants (ACCA).

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Ian Betts
Tel: +61 3 9633 2273
Mob: +61 400 532 466

Enjoy Responsibly

SEC Mail Processing
Section

MAY 01 2009

Washington, DC
110

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Donna Watt appointed to Key Transformation Role"

Released: 9 April 2009

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

9 April 2009

DONNA WATT APPOINTED TO KEY TRANSFORMATION ROLE

Foster's Group Limited (Foster's) today announced the appointment of Donna Watt to a newly created senior leadership role of Transformation Director, effective 14 April 2009.

Donna brings to Foster's over 16 years experience as program director for large scale transformation programs on behalf of major Australian and International organisations.

"We have a significant change agenda before us and I am delighted to appoint Donna to this pivotal transformation role", Chief Executive Officer Ian Johnston said.

A brief biography is attached.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

Donna Watt
Transformation Director

Biography

Donna has over 16 years experience as a Program Director for KPMG, leading and advising on a number of large transformation programs including mergers, acquisitions and divestments across a range of industries. This experience included projects within the manufacturing, logistics, resources, energy and information technology sectors.

At KPMG, she was Program Director for:

- a $9bn utility demerger, that achieved separation within four months
- the integration of a ($0.5bn) hostile takeover for a third party logistics provider
- the demerger of the transport and logistics function for a large global resources company
- the transformation program for a large third party logistics provider
- the $1bn acquisition of a gas business by a large listed utility
- the $0.75bn integration for a large global paper manufacturer
- several State Government infrastructure reforms during the due diligence and integration phases.

Her experience also includes:

- Merger advisory to Australia's largest mining and resources company
- Supply chain strategy development and implementation for one of Australia's largest steel companies
- Operational and business process review for a large Asia Pacific steel business
- Operational review and implementation of a turnaround project for a large global paper manufacturer
- Cost optimisation for a global FMCG business.